EXHIBIT 99.1

Emerald Health Therapeutics’ Joint Venture Pure Sunfarms’ Branded Products Ship to Saskatchewan and are Approved in Manitoba

Pure Sunfarms continues to launch new products, including pre-rolls, in Ontario and prepare launch of first Cannabis 2.0 products this summer

VANCOUVER, British Columbia, June 24, 2020 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) today announced that its joint venture for large-scale, low-cost, high-quality cannabis production, Pure Sunfarms, has begun shipping branded, packaged dried flower products to Saskatchewan following approval from the Saskatchewan Liquor and Gaming Authority (“SLGA”), which permits and monitors cannabis wholesalers and retailers in the province. Pure Sunfarms expects its products to be available to Saskatchewan consumers beginning next week.

Saskatchewan is the fifth largest province by cannabis sales, with roughly 6% of Canadian sales1, and is second in per capita spending on cannabis of the five largest provinces1. With the SLGA’s announced move toward an open market cannabis model by September, there will be no cap on the number of licensed retailers (currently 44) permitted in the province, which is expected to give more consumers access to product.

“Following Pure Sunfarms’ success in British Columbia, Ontario, and most recently, Alberta, we are pleased to supply another key market in Canada as we continue to expand our footprint across the country,” said Mandesh Dosanjh, President & CEO, Pure Sunfarms. “With Saskatchewan’s strong network of retailers, we are excited to offer even more Canadians our signature strains at a great price.”

“Pure Sunfarms’ methodical expansion of new markets and current and planned new product offerings continues to reflect its stellar leadership in the industry,” said Riaz Bandali, CEO, Emerald Health Therapeutics. “We expect the anticipated expansion of retail stores in provinces such as Saskatchewan and Ontario to further strengthen Pure Sunfarms’ growth opportunity over the next quarters.”

Approved to Sell to Manitoba

Pure Sunfarms has been accepted by the Manitoba Liquor and Lotteries Corporation as an official supplier of non-medical adult-use cannabis to the province's licensed private sector retailers and will begin shipping branded packaged products to Manitoba as soon as possible.

Following the launch of Pure Sunfarms’ products in Saskatchewan and Manitoba, they will be available in five of Canada’s six most populous provinces, representing over 70% of the Canadian population. Pure Sunfarms continues to advance discussions to supply cannabis to other Canadian provincial distributors.

New Dried Cannabis Product Launches Include First Pre-Rolls in Ontario

Pure Sunfarms continues to launch new product offerings, including pre-roll formats, new strains, and new package sizes:

  Pre-rolled dried cannabis products (four different strains) in Ontario; pre-rolls were the second largest-selling product category in Ontario in its fiscal 2020 year2;
  Pre-rolls of Afghan Kush, one of Pure Sunfarms’ top-selling strains, as well as Headband in British Columbia;
  Two new strains, D. Bubba and high-THC Pink Kush, two well-known British Columbia strains, which are Pure Sunfarms’ first new strains since the launch of its initial eight strains in September 2019;
  A Hybrid 28-gram (1-ounce) large-format package in British Columbia and Alberta, and in Ontario in the coming weeks; and
  White Rhino 7-gram and Island Honey 7-gram packages in Alberta.

Preparing Launch of Bottled Cannabis Oils and Cannabis 2.0 Products this Summer

Pure Sunfarms continues to prepare the roll-out of its first bottled cannabis oils and its first Cannabis 2.0 offerings this summer. Its Cannabis 2.0 roll-out will include a selection of pre-filled 510 vape cartridges and bottled cannabis oil, available in the extract forms of its top-selling3 dried cannabis strains, under the highly regarded and well trusted Pure Sunfarms brand.

1. 12 months ended April 30, 2020. Source: Statistics Canada.
2. Source: Ontario Cannabis Store – A Year in Review 2019-2020.
3. Market share performance is based on calculations by Pure Sunfarms from sales information provided by the Ontario Cannabis Store (OCS).

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to creating new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products, with an emphasis on life science-based innovation and production excellence. Emerald’s three distinct operating assets are designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: its Metro Vancouver, BC-based greenhouse operation (78,000 square feet) capable of producing organic-certified product; Verdélite, its premium craft cannabis production indoor facility in St. Eustache, Québec (88,000 square feet); and Pure Sunfarms, its 41.3%-owned joint venture in Delta, BC, producing affordably priced quality products (1.1 M square feet). Its Emerald Naturals subsidiary has launched a new natural wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.